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SEC FILE NUMBER
8-~~017~~243

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

amended

RECEIVED NOV 0 6 2003

36436

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Camden Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3807 Wilshire Blvd. Suite 600
(No. and Street)

Los Angeles (City) California (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Anthony (213) 738-1281
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 26 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DP 11-25

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Anthony, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Camden Securities, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA,
County of LOS ANGELES,
Subscribed and sworn (or affirmed) to before me this 30TH day of OCTOBER, 2003

Notary Public

Signature

CEO
Title


ARTURO AGUIRRE
Commission # 1354062
Notary Public - California
Los Angeles County
My Comm. Expires May 4, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Camden Securities, Inc.

I have audited the accompanying statement of financial condition of Camden Securities, Inc. (a California Corporation) as of March 31, 2003 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Camden Securities, Inc. as of March 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and substantial litigation that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-IV are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant
Northridge, California
September 9, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Camden Securities, Inc.
Statement of Financial Condition
March 31, 2003

Assets

Cash deposits	$ 125,000
Receivable from clearing firm	12,816
Marketable securities, at market	8,404
Deposits held at clearing firms	45,503
Securities, not readily marketable	112,200
Receivable from related party's	6,477
Receivable from brokers	6,469
Other receivables	4,927
Secured demand note	130,200
Furniture and equipment, net of $49,160 accumulated depreciation	7,130
Prepaid expenses	130
Deposit	2,700
Total assets	$ 461,956

Liabilities & Stockholders' Equity

Liabilities	
Bank overdraft	$ 4,000
Accounts payable	70,380
Commissions payable	17,387
Payroll taxes payable	39,460
Income taxes payable	2,231
Note payable	10,500
Other liabilities	12,500
Subordinated note payable, including interest payable	154,432
Total liabilities	310,890
Commitments and contingencies	–
Stockholders' equity	
Common stock, $0.10 par value, 100,000 shares authorized, 36,520 issued and outstanding	3,652
Additional paid–in capital	534,949
Accumulated deficit	(387,535)
Total stockholders' equity	151,066
Total liabilities & stockholders' equity	$ 461,956

The accompanying notes are an integral part of these financial statements.

Camden Securities, Inc.
Statement of Operations
For the Year Ended March 31, 2003

Revenues	
Commissions	$ 392,459
Consulting income	97,050
Private placement income	210,376
Interest and dividends	4,280
Realized gains (losses)	17,801
Unrealized gains (losses)	(79,575)
Other income	54,951
Total revenue	697,342
Expenses	
Employee compensation and benefits	39,996
Commissions and floor brokerage	434,862
Communications	42,578
Occupancy and equipment rental	42,334
Interest	13,773
Taxes, licenses and fees, other than income taxes	50,730
Other operating expenses	317,893
Total expenses	942,166
Total income (loss) before income tax provision	(244,824)
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ (245,624)

The accompanying notes are an integral part of these financial statements.

Camden Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, at March 31, 2002	$ 3,650	$ 367,259	$ (141,911)	$ 228,998
Capital contributions	–	165,692	–	165,692
Issuance of 20 shares of common stock	2	1,998	–	2,000
Net income (loss)	–	–	(245,624)	(245,624)
Balance, at March 31, 2003	$ 3,652	$ 534,949	$ (387,535)	$ 151,066

The accompanying notes are an integral part of these financial statements.

Camden Securities, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended March 31, 2003

	Subordinated Loan Payable	Subordinated Interest Payable	Total Subordinated debt
Balance at March 31, 2002	$ 130,200	$ 11,588	$ 141,788
Additions (Reductions)	–	12,644	12,644
Balance at March 31, 2003	$ 130,200	$ 24,232	$ 154,432

The accompanying notes are an integral part of these financial statements.

Camden Securities, Inc.
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended March 31, 2003

Cash flow from operating activities		
Net income (loss)		$ (245,624)
Adjustments to reconcile net (loss) to net cash and cash equivalents used in operating activities:		
Depreciation	$ 6,935	
Unrealized gains and (losses)	79,575	
(Increase) decrease in:		
Receivable from clearing firm	(12,816)	
Other receivables	4,098	
Deposits held at clearing firms	(20,487)	
Prepaid expenses	(130)	
Deposit	(2,700)	
Cash deposit	(125,000)	
(Decrease) increase in:		
Accounts payable	43,735	
Commissions payable	17,387	
Payroll taxes payable	19,851	
Income taxes payable	2,231	
Other liabilities	12,500	
Total adjustments		25,179
Net cash and cash equivalents used in operating activities		(220,445)
Cash flows from investing activities		
Purchase of marketable securities	(5,179)	
Purchase of furniture and equipment	(4,903)	
Net cash and cash equivalents used in investing activities		(10,082)
Cash flows from financing activities		
Collection of receivable from related parties	10,208	
Interest payable on subordinated debt	12,644	
Bank overdraft	4,000	
Issuance of note payable	10,500	
Proceeds from issuance of common stock	2	
Proceeds from issuance of additional paid–in capital	167,690	
Net cash and cash equivalents provided by financing activities		205,044
Net increase in cash and cash equivalents		(25,483)
Cash and cash equivalents at the beginning of the year		25,483
Cash and cash equivalents at the end of the year		$ –0–

Supplemental disclosure of cash flow information

Cash paid during the period ended March 31, 2003	
Income taxes	$ –
Interest	$ 13,773

The accompanying notes are an integral part of these financial statements.

Camden Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2003

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Camden Securities, Inc. (the "Company") was incorporated in the State of Florida on July 11, 1986, under the name Pension Investors Securities Corp. In April of 1997 the Company changed its name to Hampton Securities, Inc., and in July of 2001 the Company changed its name to Camden Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer.

The Company primarily earns commissions through the sale of equities and mutual funds. The Company also provides consulting and investment banking services by engagement, and trades securities for its own account. The Company earned its commission income from more than 250 clients, about half of which are located in California. The Company earned its consulting and private placement income from about a dozen clients located in California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions for the Company's customers are executed and cleared by RBC Dain Correspondent Services and Penson Financial Services, Inc., on a fully disclosed basis. Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes certificates of deposit as cash equivalents.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years use the straight–line method.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: MARKETABLE SECURITIES

Marketable securities consisted of the following at March 31, 2003:

	Fair Market Value
Corporate stocks	$ 7,054
Calls and options	1,350
Total marketable securities, at market	$ 8,404

The accounting for the mark-to-market on the proprietary trading is included in income as unrealized gains of $3,225.

Note 3: FURNITURE AND EQUIPMENT

The furniture and equipment are recorded at cost.

		Depreciable Life Years
Furniture & equipment	$ 56,290	5-7
Less accumulated depreciation	(49,160)	
Furniture and equipment, net	$ 7,130	

There depreciation expense for the year ended March 31, 2003 was $6,935.

Note 4: RECEIVABLES FROM BROKERS AND RELATED PARTYS

These receivables represent loans and advances to the company's brokers, employees and shareholders. These receivables are non–interest bearing and due on demand.

Note 5: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 30,000 shares of Optical Disk Media, Inc., the Company acquired through a Private Placement Memorandum. The value of $112,200 is Optical Disk Media, Inc.'s best estimate to its book value. The Company included $82,800 in unrealized losses in income for valuation of these securities. These securities are non–allowable assets for net capital computation purposes.

Note 6: LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowing under subordination agreement at March 31, 2003 is as follows;

Liabilities subordinated to secured demand note collateral agreement:	
Interest at 10% due May 21, 2004	$ 130,200

This subordinated borrowing is covered by an agreement approved by the National Association of Security Dealers, Inc. and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company has also chosen to include accrued interest on the subordinated note in the subordination agreement and it is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. Accrued subordinated interest payable at March 31, 2003 was $24,232.

The secured demand note of $130,200 is collateralized by cash and money market accounts valued, net of haircuts, at $150,163 on March 31, 2003. The collateral securing the demand note is as follows:

Description	Fair Market Value	Value Net of Haircuts
Cash and money market accounts	$ 153,227	$ 150,163

Note 7: INCOME TAXES

The income tax provision for the year ended March 31, 2003 consists of the California Franchise Tax Board tax minimum of $800.

The Company has available at March 31, 2003, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $50,058, that expires in the year 2021. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 8: COMMITMENTS AND CONTINGENCIES

Certain payments were made to individuals in the year that the Internal Revenue Service could deem to require payroll taxes be recorded and paid. The Company believes it has legitimate defenses and would vigorously defend its position. Accordingly, no contingent provision has been recorded.

Payroll tax returns

The Company has not filed payroll tax returns for the Internal Revenue Service (IRS) since the second quarter of 2001. These financial statements do not take into account the full amounts for penalties and interest that the IRS may assess on the past due returns and payroll deposits, as those amount cannot be accurately determined.

Litigation

The Company was party to two lawsuits during the past fiscal year. Both of the suits are being arbitrated by the NASD. At March 31, 2003, the Company had settled one lawsuit with the NASD and a former Customer for $12,500, and the other suit was still pending.

Note Payable

The Company entered into a settlement with the NASD and one of its customers for $12,500, which the Company signed an installment note for. The Company will pay $500 a month to the NASD until the balance is paid. At March 31, 2003, the Company owed $10,500 on this note.

Note 8: COMMITMENTS AND CONTINGENCIES (Continued)

Going Concern

The Company's recent operations have resulted in substantial operating losses. The Company has had financial difficulties which has lead to two arbitrations being brought against the Company by some of its customers. Management has a plan to be more of a going concern. The Company has increased it's marketing effort, by becoming a market maker, and the majority shareholder has pledged to continue to capitalize the Company to fund its continuing operations.

Note 9: SUBSEQUENT EVENTS

On April 3, 2003, subsequent to year end but prior to the issuance of these financial statements, the Company approved a 1 for 100 reverse split of its stock. The total authorized shares changed from 10,000,000 to 100,000, total outstanding shares changed from 3,652,000 to 36,520, and the par value changed from $0.001 to $0.10 per share. These financial statements have been prepared reflecting this change.

On September 25, 2003, the Company was ordered by the NASD to halt trading, and its membership was expelled for failure to pay $2,500 in NASD fees associated with arbitration. This fine was fully paid on October 17, 2003.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2003, the Company had net capital of $159,027, which was $59,027 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($156,458) to net capital was .98 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 189,494
Adjustments:		
Accumulated deficit	$ (31,697)	
Allowable subordinated debt	1,205	
Non-allowable assets	24	
Haircuts	1	
Total adjustments		(30,467)
Net capital per audited statements		$ 159,027

Camden Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2003

Computation of net capital		
Stockholders' equity		
Common stock	$ 3,652	
Additional paid–in capital	534,949	
Accumulated deficit	(387,535)	
Total stockholders' equity		$ 151,066
Additions:		
Subordinated note payable	130,200	
Subordinated interest payable	24,232	
Total additions to allowable stockholders' equity		154,432
Subtractions:		
Secured demand note deficiency		
Total value of subordinated loan and interest	(154,432)	
Value of secured demand note net of haircuts	150,163	
Total Secured demand note deficiency		(4,269)
Total adjustments to stockholders' equity		150,163
Total stockholders' equity and allowable subordinated loans		301,229
Less: Non allowable assets		
Securities, not readily marketable	(112,200)	
Receivable from related party's	(12,945)	
Other receivables	(4,927)	
Furniture and equipment, net	(7,130)	
Prepaid expenses	(130)	
Deposit	(2,700)	
Net adjustments		(140,032)
Net capital before haircuts		161,197
Less: Haircuts and undue concentration		
Haircuts on securities	(1,260)	
Haircuts money market accounts	(910)	
Undue concentration	–	
Total adjustments to net capital		(2,170)
Net Capital		159,027
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 10,436	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		100,000
Excess net capital		$ 59,027
Percentage of aggregate indebtedness to net capital	0.98:1	

There was a difference of $30,467 in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated March 31, 2003 (See note 11).

See independent auditor's report.

Camden Securities, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
For the year ended March 31, 2003

A computation of reserve requirement is not applicable to Camden Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Camden Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
For the year ended March 31, 2003

Information relating to possession or control requirements is not applicable to Camden Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Camden Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended March 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Camden Securities, Inc.

In planning and performing my audit of the financial statements of Camden Securities, Inc. (the Company), for the year ended March 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Camden Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
September 9, 2003